

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Peter Tassiopoulos
Chief Executive Officer
Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

> **Re: Sphere 3D Corporation**
> **Amendment No. 1 to Joint Proxy/Registration Statement on Form F-4**
> **Filed September 12, 2014**
> **File No. 333-197569**

Dear Mr. Tassiopoulos:

We have reviewed your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those provided in our letter dated August 19, 2014.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to your response to prior comment 2 explaining supplementally the economic substance behind the formula and inputs used to calculate the merger consideration. Please disclose this information in an appropriate place in the filing, and provide a cross-reference to it in the forepart of the filing.

Questions and Answers about the Merger and Special Meeting

Q. What happens if the merger is not completed?, page 5

2.   We note the disclosure added to this Q&A in response to prior comment 9. Please further revise to provide a cross-reference to a description elsewhere in the filing of the "certain

specified reasons" that would obligate Overland to pay the $3.5 million termination fee if the merger is not consummated.

Risk Factors

Risks Relating to the Combined Company

"Future changes to U.S. tax laws could materially adversely affect Sphere 3D," page 34

3. Please expand the second paragraph of this risk factor to explain how the Earnings Stripping Bill may affect Sphere 3D if enacted, as you have done with the Inversion Bill described in the prior paragraph. In this regard, please clarify whether Sphere 3D may be considered a company that engages in "certain inversion transactions" under the proposed legislation.

"Sphere 3D is an 'emerging growth company'…," page 36

4. We note that in response to prior comment 1 you have added this risk factor regarding potential risks relating to your status as an emerging growth company. Please revise the first sentence of the second paragraph to clarify that you are referring here to the auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, as you indicate subsequently in the risk factor.

"Fluctuations in the Canadian/United States exchange rate…," page 39

5. You have revised this risk factor in response to prior comment 12 to indicate that "virtually all" of Sphere's revenues are in U.S. dollars and "more than half" of its operating expenses are incurred in Canadian dollars. Please clarify in quantitative terms what is meant by "more than half" in this context. We acknowledge the ensuing statement that following the merger "the combined businesses' operating expenses will be primarily in United States dollars with Canadian denominated operating expenses representing less than 5% of the combined entities' operating expenses." To the extent you continue to present fluctuations in the exchange rate as a material risk to the company or investors, please provide more specific disclosure regarding the amount of operating expenses incurred by Sphere in Canadian dollars so that investors may better understand the extent of the risk described.

Proposal One – The Merger

Treatment of Overland Restricted Stock Units and Options, page 72

6. We refer to the clarifying disclosure provided here in response to prior comment 16. The revised disclosure indicates that based on the number of issued and outstanding Overland RSUs as of September 3, 2014, it is not expected that additional RSUs beyond those that

vest according to their existing terms upon a change in control will be deemed accelerated and vested immediately prior to the merger. Unless the chances of additional RSUs being deemed accelerated and vested is so unlikely as to render such disclosure immaterial, please indicate how it will be determined which additional RSUs will be deemed accelerated and vested, in the event that the RSUs that vest per their terms upon a change in control represent less than 50% of all Overland RSUs then outstanding.

Sphere 3D's Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 135

7.   Please consider expanding the MD&A overview to elaborate on how the merger with Overland is expected to support Sphere's business strategy, to the extent material. In this regard, we note that the overview currently cites to the access to distributors, resellers, independent software vendors, and original equipment manufacturers that your relationship with Overland affords, but you may also wish to discuss briefly the complementary nature of the companies' products and/or other factors highlighted on page 61 that the Sphere board of directors considered in approving the merger. Please also consider discussing here any material challenges anticipated in connection with the contemplated merger, to the extent not already discussed in the bullet point list beginning on page 136.

Related Party Transactions of Directors and Executive Officers of the Combined Company, page 163

8.   You have revised your disclosure in this section in response to prior comment 24 to state that the covenants in the note purchase agreements with Overland that the Cyrus Funds agreed to waive are those "prohibiting certain change in control transactions and the incurrence of indebtedness by Overland." Please further clarify whether the waiver regarding change in control transactions is limited to the proposed merger with Sphere, and whether the waiver relating to the incurrence of indebtedness similarly is limited to the $10 million loan from Sphere.

Notes to the Consolidated Financial Statements for Sphere 3D Corporation

16. Subsequent Events

(b) V3 Asset Purchase Agreement, page F-35

9.   We note from your response to prior comment 29 that you concluded the V3 assets did not qualify as a business since you acquired only certain assets and that only several attributes as set forth in Regulation S-X Rule 11-01(d) and associated with these assets remained. However, we also note that your disclosure on page F-35 describes you

acquiring "…all the assets, including patents, trademarks and other intellectual property of V3 Systems, Inc…." Please confirm the extent of your V3 asset acquisition and your related consideration of the degree to which the nature of the revenue-producing activity of these assets will remain generally the same as before your acquisition. We refer you to Regulation S-X Rule 11-01(d)(1).

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Richard B. Raymer, Dorsey & Whitney LLP